

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 30, 2010

<u>Via U.S. Mail and Fax</u>
Christopher J. Foll
Chief Financial Officer
Hutchison Telecommunications International Limited
Hutchison Telecom Tower
99 Cheung Fai Road
Tsing Yi
Hong Kong

> **RE: Hutchison Telecommunications International Limited**
> **Form 20-F and 20-F/A-1 for the fiscal year ended December 31, 2008**
> **Filed May 27, 2009 and March 11, 2010, respectively**
> **File No. 1-32309**

Dear Mr. Foll:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director